

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Jeffrey Taylor
Managing Director
Black Creek Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Black Creek Diversified Property Fund Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed March 19, 2020**
> **File No. 333-222630**

Dear Mr. Taylor:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 21 to Registration Statement on Form S-11 filed March 19, 2020

Forum for Certain Litigation, page 213

1. We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such

provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction